October 25, 2007

Regis Kwong
Jingwei International Limited
Room 1605, Tianan Hi-Tech Plaza Tower A, Tianan Cyber Park
Futian District
Shenzhen, PRC 518040

Re: Jingwei International Limited
Amendment No. 1 to Form SB-2
Filed on October 4, 2007
File No. 333-145496

Dear Mr. Kwong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Summary, page 1

1.   We note your response to prior comment 16 and the risks you have included at the bottom of page 1. Please note that you should highlight the most material risks in the summary. In this connection, please include the risks regarding the contractual agreements to control Jingwei Communications. Further, for in accordance with our guidance on plain English, please revise to break out into bullet points your embedded list of risks.

Our Company, page 1

2.   In the first paragraph, please revise to disclose the purpose of the merger between New Yulong and Jingwei Communications. Also, please describe the nature of the contractual arrangements that you reference in the last sentence. For example, what are the limitations on your control of Jingwei Communications?

3.   Please revise to define the term "RMB."

4.   We note that your prior narrative disclosure describes a contractual relationship between Jingwei BVI and Jingwei Communications; however, the organizational chart depicts contractual control between Jingwei HengTong Technology and Jingwei Communications. Please revise in the narrative prior to the chart to explain the function that both Jingwei Hong Kong and Jingwei HengTong Technology serve in your corporate structure. We note your related disclosure on page 22.

5.   We note your response to prior comment 13 and your revised disclosure in paragraphs 3 and 4. However, the specific services you provide are still not entirely clear. For example, later in the document you discuss your management of "third-party software platforms" (page 15), your providing of "Wireless Value Added Services" (page 14), and your telemarketing services (page 15), none of which are mentioned here. Please revise your disclosure to briefly describe all the services you provide. Please also clarify the role of your data mining services in your business plan. You state that by leveraging your relationships, you have been effective at cross-selling your data mining services to your customer base. Do you sell your data mining services only to customers to whom you provide software services?

Risk Factors, page 3

Our business depends to a large extent…, page 3

6.   We note your supplemental response to prior comment 18. Please add clear disclosure in this risk factor to clarify that China Mobile and China Unicom retain broad ability to renegotiate the agreements, even if the term of the agreement is not yet over.

Management's Discussion and Analysis or Plan of Operations, page 14

Company Overview, page 14

7.   You state that you "expect to realize [your] business strategy" with the injection of the capital received from the private placement. Please describe more specifically how you plan to use these funds, as well as what you mean by "realizing your business strategy."

Business Support Services, page 15

8.   Please explain what is involved in managing third-party software platforms. Please describe in greater detail the specific services you provide to these customers.

Business Outlook, page 15

9.   You state that you expect to generate over 50% of your revenues from customers outside the telecommunications industry in 2007. Since we are nearing the end of 2007, please tell us whether or not you are on track to meet this expectation.

10.   In the first paragraph, you state that you will have enough capital to satisfy your cash requirements for the next 12 months with the "injection of raised capital." Please describe the raised capital to which you are referring. For example, are you referring to the capital raised by the private placement in May 2007, or are you referring to the capital that will be raised through the exercise of warrants?

11.   We note your disclosure added in response to prior comment 22. Pursuant to Item 303(b) of Regulation S-B, please disclose the expected sources of funds for the capital expenditure related to music downloads. Saying that you expect to fund this "internally" is not specific enough.

12.   On page 16, you state that digital media revenues will start to be realized in the second half of 2007. In order to provide more robust disclosure for investors, please expand your discussion of this business segment, including the types of services you will provide to this segment. Also, please explain your basis for your statement that revenues will start to be realized in the second half of 2007 and tell us whether you have realized any revenues to date.

13.   We note your response to prior comment 22. Because there is no "capital expenditure requirement" (but rather a requirement to discuss known material commitments), please revise the statement to refer to your known material commitments.

14.   We note your disclosure about the five new branches you have opened. Please discuss these in greater detail, including what part(s) of your business they support.

Results of Operations, page 16

15.   We have reviewed your response to comment 27. We believe that it would be useful to an investor if you compared the six months ended June 30, 2007 to the six months ended June 30, 2006 as you have already done with the comparison of the years ended December 31, 2006 and 2005.

Description of Business, page 22

16.   We note your revised disclosure in response to prior comment 36. Please revise to further clarify whether sales through your reseller network is an internal functionality or whether the function is performed by a third party. Either way, please also describe the fee structure associated with products sold through the reseller network.

Products and Services, page 26

17.   We note your revised disclosure in response to prior comment 41. Please revise to further explain your statement that you expect to sell more OSS than BSS to cable operators and more BSS than OSS to telecom operators. What is your basis for this expectation? Also, what is your rationale for the first part of this statement (that you plan to sell more OSS than BSS), given your statement in the previous sentence that whenever you sell your OSS, BSS is also sold with it.

Certain Relationships and Related Transactions, page 39

18.   We reissue prior comment 55. The purpose for entering into the Escrow Agreement, as well as the way it operates to effect the valuation of the consideration for the acquisition, is unclear. Please further revise your disclosure to clarify.

19.   In the fourth paragraph, please explain how the 3,395,000 units break down to one share of common stock and 0.30 of a warrant.

20.   We note your response to prior comment 50; however, Section 404(c) of Regulation S-B provides no exemption for companies who have reported pursuant to Section 13 of the '34 Act for the past twelve months. Therefore, please provide the required disclosure.

21.   We note your response to prior comment 51.   However, the material terms of the contractual agreements with Jingwei Communications ought to be described and because you accrue indirectly through Jingwei BVI the economic benefits arising from the operations and assets of Jingwei Communications this appears to be the appropriate place to include this discussion. Further, with a view to disclosure, please tell us whether there were any contract negotiations or contractual agreements that took place between the registrant and the operating company before Mr. Du was divested of his economic benefits that flowed from the operating company.

22.   Please clarify the amount of revenue recognized in each period from the contracts disclosed in the third paragraph of this section.

Selling Stockholders, page 41

23.   We reissue prior comment 56. In your list of selling stockholders, there are several companies listed without footnotes to disclose the natural persons with voting or dispositive power over the shares. Please advise us as to whether these are public companies. If they are not, please provide the required natural person disclosure.

General Comments for Financial Statements Presented

24.   We have reviewed your response to comment 58. We note that you have provided predecessor financial statements for Jingwei Communications for the two years ended December 31, 2006. We also note that the financial statements for Jingwei Communications for the month of January 2007 have not been provided in the filing. Financial information of a registrant's predecessor is required for all periods leading up to the time when you gained control of Jingwei Communications. Please provide financial statements for Jingwei Communications for the month of January and these financial statements can be unaudited.

25.   In addition, please revise your selected financial data on page 13 to include the financial information for Jingwei Communications for the month of January, 2007 and include a footnote to explain the situation.

Consolidated Statements of Operations, page F-3

26.   You have presented the period from May 15 through June 30, 2006 in two separate columns. Please revise to remove one of these columns.

27.   We note that you have included six months of operations of the VIE in the six month period ended June 30, 2007. Please revise to show the operations of the VIE subsequent to the time that you consolidate the VIE (February 1, 2007) and remove the line item titled variable interest entities income before acquisition. The month of January 2007

should be shown with the predecessor financial statements as an unaudited period as discussed in the above comment.

Part II, Information Not Required in Prospectus

Exhibits

28.   We note your response to prior comment 63. Please note that the requested information is an opinion from your PRC legal counsel that your <u>current</u> ownership structure and the contractual arrangements comply with all exiting applicable PRC laws, rules and regulations, and not simply a copy of the opinion of counsel provided at the time of the restructuring transaction. You have represented in your disclosure that in the opinion of your PRC legal counsel, your current structure complies with all existing applicable PRC laws, rules, and regulations. Please provide the requested information.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Regis Kwong
Jingwei International Limited
October 25, 2007
Page 7

You may contact William Demarest, Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or the undersigned at (202) 551-3694 with any other questions

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Via Facsimile
        Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP